Exhibit 99.19

TSX:FNV www.franco-nevada.com

Management’s Discussion and Analysis Consolidated Financial Statements

For the three months ended March 31, 2010 and 2009

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at May 12, 2010 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three months ended March 31, 2010.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information included with this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2009 and the corresponding notes to the financial statements which are available on the Company’s web site at www.franco-nevada.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All amounts are in US dollars unless specifically stated otherwise.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

Cautionary Statement on Forward-Looking Information

This Management’s Discussion and Analysis (“MD&A”) contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the royalty portfolio; excessive cost escalation as well as operating or technical difficulties on any of the properties underlying the royalty portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the royalty portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation; the ongoing operation of the properties underlying the royalty portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the royalty portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as this annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty company with additional interests in platinum group metals (“PGM”), oil and gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality royalty properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future royalty revenues.

Our royalty portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing royalty interests. Management has been successful in both managing its portfolio of royalties and acquiring new royalties. We intend to utilize our free cash flow to continue to grow the portfolio and to pay dividends. We believe that a diverse portfolio of royalty interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Reno and Perth, all of which are used to manage our royalty portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Warrants trade under the symbols “FNV.WT” and “FNV.WT.A”. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 5.0% of the common shares, or 6.3% on a fully diluted basis, as at May 12, 2010. We currently operate with a small organization of up to twenty employees and contractors. Our management team is made up of experienced and proven professionals, some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors includes directors with significant experience in mining, oil and gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused resource royalty company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow the royalty portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high-margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity revenue exposures.

Acquisitions

Prosperity

On May 12, 2010, the Company announced its intention to acquire a gold stream from Taseko Mines Limited (“Taseko”) on its Prosperity copper-gold project located in British Columbia. The Company will acquire gold from Taseko equivalent to 22% of the gold produced at Prosperity. Franco-Nevada will provide a US$350 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and will grant Taseko two million special warrants, upon and subject to TSX approval. Once the project is fully permitted and financed, each special warrant will be exchangeable, without any additional consideration, into one purchase share warrant. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Subika

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow.

Moydow held a 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. The acquisition of Moydow was accounted for as a purchase of assets.

The allocation of the purchase price was as follows:

(Expressed in thousands of US dollars)

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,718
Transaction costs	330
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income

The Company considers Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of royalties that are accounted for as derivative assets. As a result, the Company reports Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivatives or dividends earned from marketable investments but would include any cash received or receivable from any royalties classified as a derivative asset.

The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Margin is defined as Free Cash Flow as a percentage of Royalty Revenue.

Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation.

Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to royalties, working interests, and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty companies.

Royalty Revenue, Free Cash-Flow, Margin, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by Canadian GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently.

(See “Non-GAAP Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	For the Three Months Ended
(Expressed in thousands of US dollars)	March 31, 2010		March 31, 2009
Statement of Operations and Comprehensive Loss
Total revenue		$37,852		$33,116
Depletion and depreciation	20,189		22,969
Operating income	11,730		4,682

Net income	7,781		3,797
Basic earnings per share		$0.07		$0.04
Diluted earnings per share		$0.07		$0.04
Dividends declared and paid per share	C$	—	C$	—

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities		$33,328		$26,770

	As at
	March 31, 2010	December 31, 2009
Balance Sheet
Cash and cash equivalents	$396,466	$122,649
Short-term investments	172,844	377,480
Total assets	2,117,253	2,020,891
Future income tax liabilities	96,943	81,142
Total shareholders’ equity	2,010,621	1,930,268

	Q1		Q4	Q3		Q2		Q1		Q4	Q3	Q2
(Expressed in thousands of US dollars)	2010		2009	2009		2009		2009		2008	2008	2008
Royalty Revenue	$41,805		$44,291	$36,409		$32,887		$29,217		$42,303	$39,937	$40,896
Total revenue	37,852	(3)	80,443 (3)	41,090	(3)	45,079	(3)	33,116	(3)	42,483	40,023	40,987
Costs and expenses	26,122		28,727	25,501		29,933	(4)	28,434		44,555 (4)	26,720	27,364
Operating income (loss)	11,730		51,716	15,589		15,146		4,682		(2,072)	13,303	13,623
Other income (expenses)	2,338		(9,830)	2,253		18,228		854		953	1,439	1,003
Net income	7,781		39,650	12,343		25,089		3,797		15,377	9,893	9,876
Basic earnings per share	$0.07		$0.36	$0.11		$0.25		$0.04		$0.15	$0.10	$0.10
Diluted earnings per share	$0.07		$0.36	$0.11		$0.24		$0.04		$0.15	$0.10	$0.10

Free cash flow (1)	$37,057		$39,024	$32,479		$27,919		$24,885		$37,664	$35,352	$35,334
Free cash flow (1) per share	$0.33		$0.35	$0.29		$0.27		$0.25		$0.38	$0.35	$0.35
Margin	89%		88%	89%		85%		85%		89%	89%	86%

Adjusted Net Income (2)	$8,632		$22,828	$7,342		$1,498		$519		$23,071	$9,959	$9,847
Adjusted Net Income (2) per share	$0.08		$0.20	$0.07		$0.02		$0.01		$0.23	$0.10	$0.10

(1)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.

(2)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments, fair value changes for royalties accounted for as derivative assets, foreign exchange gains/losses and the taxes associated with all these items.

(3)          Includes fair value gains/losses on derivative assets.

(4)          Includes write-downs on investments.

Quarterly Royalty Revenue by Commodity

(Expressed in thousands of US dollars)

Financial Performance

Overall

Net income for the quarter ended March 31, 2010 was $7.8 million, or $0.07 per share, compared to net income of $3.8 million, or $0.04 per share, for the quarter ended March 31, 2009.

Net Income Reconciliation - Q1 2009 to Q1 2010

(Expressed in thousands of US dollars)

Royalty Revenue and Total Revenue

The Company defines “Royalty Revenue” as cash received or receivable from operating royalty assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities.

The average prices of all of the key commodities underlying the Company’s royalty interests continued to strengthen in the three months ended March 31, 2010 with the most significant increases coming from palladium and platinum relative to the three months ended March 31, 2009 and the three months ended December 31, 2009.

Average Commodity Prices

For the three months ended March 31, 2010, Royalty Revenue rose 43% to $41.8 million from $29.2 million for the three months ended March 31, 2009. The increase in Royalty Revenue was attributable to both higher revenues from Palmarejo, which was acquired in January 2009 and commenced production in July 2009 and higher oil and gas receipts due to higher average oil prices. This increase was partially offset by lower receipts from Goldstrike NPI and NSR due to waste stripping activities and lower production. Other positive contributors to Royalty Revenue were from the Marigold interest due to higher production and higher revenues from Stillwater due to the strengthening of platinum and palladium prices, partially offset by lower receipts from Pandora.

Total Revenue for the three months ended March 31, 2010 was $37.9 million which included fair value losses on derivative assets of $4.0 million compared with Total Revenue of $33.1 million for the three months ended March 31, 2009 which included a fair value gain on derivative assets of $3.7 million.

Royalty Revenue Reconciliation - Q1 2009 to Q1 2010

(Expressed in thousands of US dollars)

Royalty Revenue for the first quarter of 2010 was earned 75% from precious metals (65% gold and 10% platinum group metals), 23% from oil and gas (18% oil and 5% gas), and 2% from other minerals. For the three months ended March 31, 2009, Royalty Revenue was earned 77% from precious metals (65% gold and 12% platinum group metals), 19% from oil and gas (10% oil and 9% gas) and 4% from other minerals. Royalty Revenue from gold assets increased 44% to $27.4 million in the three months ended March 31, 2010 from $19.1 million in the three months ended March 31, 2009.

Royalty Revenue by Commodity

Royalty Revenue and Total Revenue for the three months ended March 31, 2010 and 2009 was comprised of the following:

			Three months ended	Three months ended
Property	Interest	Operator	March 31, 2010	March 31, 2009
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$3,907	$5,485
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	4,761	6,981
Palmarejo	50% Gold Royalty Stream	Coeur d’Alene Mines Corporation	8,996	—
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	1,688	2,813
Marigold	NSR 1.75-5%	Barrick Gold / Goldcorp Inc.	3,092	1,187
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	395	413
Cerro San Pedro	GR 1.95%	New Gold Inc.	357	505
Henty	ORR 1-10%	Bendigo Mining Limited	494	139
Hislop	NSR 4%	St. Andrew Goldfields Ltd.	222	—
Hollister (Ivanhoe)	NSR 3-5%	Great Basin Gold Limited	—	—
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,236	—
Mesquite	NSR 0.5-2%	New Gold Inc.	1,097	580
Mouska	GR 2%	IAMGOLD Corporation	1	187
Mt. Muro	NSR 3-7%	Straits Resources Limited	218	—
New Celebration	NSR 1.75%	Dioro Exploration NL	254	162
North Lanut	NSR 5%	Avocet Mining plc	473	429
Robinson	NSR/Other 0.225%/0.25%	Quadra Mining Ltd.	65	66
Other	Various	Various	112	109
			27,368	19,056
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	3,502	1,871
Pandora	NPI 5%	Anglo American Platinum/Lonmin	487	1,696
			3,989	3,567
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	581	—
Robinson	NSR/Other 0.225%/0.25%	Quadra Mining Ltd.	167	73
Commodore	Other	Millmerran Operating Company	(73)	7
Eagle Picher	Other	EP Minerals, LLC	108	76
Kasese	Other	Blue Earth Refineries	12	959
			795	1,115
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	3,137	2,311
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,672	1,129
Midale	WI/ORR 1.59%/0.967%	Apache Canada Ltd.	990	474
Other	Various	Various	2,854	1,565
			9,653	5,479
Royalty Revenue			$41,805	$29,217
Dividends
Dividends and other		—	81	219
Change in fair value - Palmarejo	MR	—	(3,935)	3,680
Change in fair value - Other	MR		(99)	—
			(3,953)	3,899
Total Revenue			$37,852	$33,116

During the three months ended March 31, 2010, the most significant contribution to Royalty Revenue from a single royalty was $9.0 million from Palmarejo. Goldstrike receipts were $8.7 million, which was comprised of $4.8 million for the net profits interest and $3.9 million from the net smelter return royalty. The Company expects revenues from Palmarejo to continue to be a significant contributor to Royalty Revenue going forward. Other significant revenue contributors were Stillwater, as platinum and palladium prices continue to strengthen and Marigold due to increased production.

Royalty Revenue from precious metal assets increased by 39% to $31.4 million during the first quarter of 2010 compared to the same quarter of 2009. The average prices of gold, platinum and palladium increased by 22%, 53% and 121%, respectively, over the same period of time.

Oil and Gas Royalty Revenue for the three months ended March 31, 2010 was $9.7 million compared to $5.5 million for the three months ended March 31, 2009. The year over year increase of 76% is the result of higher oil prices, with the average price of oil increasing by 60% during the same time period, and slightly higher production volumes.

Breakdown of Royalty Revenue

Royalty Revenue continues to be earned from royalty interests in geographically secure countries with 94% of Royalty Revenues earned in the quarter ended March 31, 2010 being generated from assets located in North America.

Royalty Revenue by Country

Costs and Expenses

Costs of operations, comprised of oil and gas production taxes, operating costs on oil and gas working interests and net proceeds taxes on mineral royalties, were $1.6 million for the three months ended March 31, 2010 compared with $1.4 million for the three months ended March 31, 2009. The increase of $0.2 million was a result of higher oil and gas production taxes ($0.2 million) due to higher oil and gas prices and higher Montana net proceeds taxes ($0.1 million) due to higher Royalty Revenue from the Stillwater royalty. This increase was partially offset by lower Nevada net proceeds taxes ($0.1 million) due to lower Royalty Revenue from Goldstrike.

For the three months ended March 31, 2010, general and administrative costs were $2.6 million compared to $2.7 million for the same period in 2009. General and administrative expenses were negatively impacted by a stronger Canadian dollar relative to the US dollar in the first quarter of 2010 compared to the first quarter of 2009. Canadian dollar incurred general and administrative expenses were Cdn$0.5 million lower in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Business development expenses were $0.6 million for the first quarter of 2010 compared with $0.4 million for the first quarter of 2009, which represent expenses for salaries and professional fees, including legal, tax and accounting, all in connection with the evaluation and assessment of potential transactions. The increase of $0.2 million was the result of transaction expenses incurred in connection with a takeover bid.

For the three months ended March 31, 2010, depletion ($20.0 million) and depreciation ($0.2 million) totaled $20.2 million. For the quarter ended March 31, 2009, depletion ($22.8 million) and depreciation ($0.2 million) totaled $23.0 million. This decrease in depletion of $2.8 million is a result of decreased Royalty Revenue in the first three months of 2010 from the Goldstrike royalty resulting in decreased depletion on this asset compared to the comparable period of the prior year. In addition, oil and gas royalty assets had a higher cost basis to deplete as a result of the completion of an independent reserves report at the end of 2009 which increased oil and gas reserves and the corresponding depletion in the first quarter of 2010 compared to the first quarter of 2009.

Depletion Reconciliation - Q1 2009 to Q1 2010

(Expressed in thousands of US dollars)

For the three months ended March 31, 2010 and 2009, stock compensation expense was $1.1 million and $0.9 million, respectively, which represents the amortization of the fair value of stock options granted to directors and management.

Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income

Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income are all non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends and in evaluating the underlying operating performance of the Company.

(See Non GAAP Financial Measures - Royalty Revenue, Free Cash Flow, EBITDA and Adjusted Net Income above for definitions).

Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue, which the Company refers to as margin, EBITDA and EBITDA as a percentage of Royalty Revenue, and Adjusted Net Income and Adjusted Net Income per Share are useful measures of the performance of our Royalty Portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Comprehensive Income (Loss).

For the three months ended March 31, 2010, Free Cash Flow was $37.1 million, or 89% of Royalty Revenue, compared to $24.9 million, or 85% or Royalty Revenue for the three months ended March 31, 2009.

For the three months ended March 31, 2010, EBITDA was $37.3 million, or $0.33 per share, compared with $24.7 million, or $0.25 per share, for the comparable period of the prior year.

For the three months ended March 31, 2010, Adjusted Net Income was $8.6 million, or $0.08 per share, compared with $0.5 million, or $0.01 per share, for the three months ended March 31, 2009.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the three month ended March 31, 2010 and 2009:

	Three Months Ended
(Expressed in thousands except per share amounts)	March 31, 2010	March 31, 2009
Royalty Revenue
Total Revenue	$37,852	$33,116
Loss (gain) in fair value of royalties accounted for as derivative assets	4,034	(3,680)
Dividends	(81)	(219)
Royalty Revenue	$41,805	$29,217

Free Cash Flow
Operating income	$11,730	$4,682
Depletion and depreciation	20,189	22,969
Stock-based compensation	1,104	915
Loss (gain) in fair value of royalties accounted for as derivative assets	4,034	(3,680)
Free Cash Flow	37,057	24,886
Margin (Free Cash Flow as a % of Royalty Revenue)	89%	85%
Basic Weighted Average Shares Outstanding	113,435	100,300
Free Cash Flow per share	$0.33	$0.25

	Three Months Ended
(Expressed in thousands except per share amounts)	March 31, 2010	March 31, 2009
EBITDA
Net income	$7,781	$3,797
Interest income	(1,488)	(365)
Interest expense	518	255
Income tax provision	6,287	1,739
Depletion and depreciation	20,189	22,969
Loss (gain) in fair value of royalties accounted for as derivative assets	4,034	(3,680)
EBITDA	37,321	24,715
EBITDA per share	$0.33	$0.25

Adjusted Net Income
Net income	$7,781	$3,797
Foreign exchange loss (gain), net of income tax	12,030	(831)
(Gain) loss on sale of investments, net of income tax	(14,005)	203
Loss (gain) in fair value of royalties accounted for as derivative assets, net of income tax	2,826	(2,650)
Adjusted Net Income	$8,632	$519
Adjusted Net Income per share	$0.08	$0.01

Interest Income

For the three months ended March 31, 2010, the Company earned interest income of $1.5 million from the investment of free cash flows in cash, cash equivalents and short-term investments. For the three months ended March 31, 2009, interest income earned was $0.4 million. The increase is due to higher cash balances being invested in the first quarter of 2010 when compared to the same period in 2009.

Interest Expense

For the quarter ended March 31, 2010, the Company incurred interest expense of $0.5 million which was comprised of $0.2 million of standby fees on the Company’s revolving term credit facility (the “Credit Facility”) with a syndicate of lenders and $0.3 million of amortization of costs related to the Credit Facility. For the three months ended March 31, 2009, the Company incurred interest expense of $0.2 million composed of $0.1 million of standby fees and $0.1 of Credit Facility cost amortization.

The standby fee on the Credit Facility was calculated as 0.5625% per annum on the entire US$175 million undrawn balance for the period from January 1 to March 31, 2010.

Gain on Sale of Investments

During the three months ended March 31, 2010, the Company disposed of certain investments and received gross proceeds of $268.8 million and recorded a gain on sale of $16.3 million, in the statement of operations and comprehensive income.

Income Taxes

For the quarter ended March 31, 2010, the Company had an income tax expense of $6.3 million. This is comprised of a current income tax expense of $5.0 million and a future income tax expense of $1.3 million all resulting from the Company’s US, Mexican and Canadian entities.

For the quarter ended March 31, 2009, the Company had an income tax expense of $1.7 million. This was comprised of a current income tax recovery of $0.7 million from the Company’s Canadian and US entities and a future income tax expense of $2.4 million from the Company’s US, Mexican and Canadian entities.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $33.3 million and $26.8 million for the three months ended March 31, 2010 and 2009, respectively.

Financing Activities

The Company amended its revolving credit facility (the “Amended Credit Facility”) during the three months ended March 31, 2010, which provided for the availability over a three-year period of up to $175 million, or the Canadian dollar equivalent, in borrowings.

The Company incurred $1.6 million of issuance costs, which along with the remaining unamortized balance of $0.9 million related to the original revolving credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility.

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at March 31, 2010, the investments had various maturities upon acquisition of between 10 and 365 days. Accordingly, on the March 31, 2010 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

On January 22, 2010, the Company acquired the Ahafo royalty as described above in Acquisition.

Cash Resources and Liquidity

As at March 31, 2010, the Company had cash and cash equivalents and short-term investments totaling $569.3 million. In addition, the Company held available-for-sale securities at quarter end with a combined market value of $84.1 million, of which $52.2 million are quoted securities that are readily marketable.

The Company’s near-term cash requirements are limited to general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and semi-annual dividends. As a royalty company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, through the issuance of common shares or other equity securities or use of the Company’s Credit Facility.

The Company believes that current cash resources and future cash flows will be sufficient to cover the cost of general and administrative expenses, costs of operations and dividend payments.

Capital Resources

As of May 12, 2010, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under the Credit Facility. Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of May 12, 2010, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 3.50%, respectively.

In addition, under the Company’s credit facility, it is required to pay a quarterly standby fee of 0.5625% of the unutilized portion of the facility. For the three months ended March 31, 2010, standby fees of $0.2 million were incurred and paid.

The Company has contractual obligations of $28,000 per month expiring on October 31, 2013 for its Toronto office space and $7,600 per month expiring on June 30, 2011 for its Colorado office.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, discount rates and gold forward curve prices are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil and gas properties and the assessment of recoverability of the interests in mineral and oil and gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty and oil and gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty and oil and gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are received.

The Company records changes in the market value of its derivative financial assets based upon changes in consensus commodity prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty interests are depleted using the units-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil and gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset as of the end of the year, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net assets include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax net assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted if specifically approved. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting requirements no later than the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact, to varying degrees, the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company identified three phases of its project plan: diagnostic assessment, development and implementation.

In the diagnostic phase, the Company established a working group, developed an initial project plan and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q3 2009. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information technology and data systems.

The development phase involves the development of a detailed project plan, the completion of analyses of the differences between Franco-Nevada’s accounting policies and IFRS to provide a basis for the accounting policy recommendations, the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements and the delivery of detailed IFRS training to key finance and other personnel. This phase is expected to be completed by the third quarter of 2010.

The implementation phase involves the implementation of the necessary changes to our information systems and business processes as identified through the diagnostic and development phases. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

The diagnostic assessment phase identified one standard, related to the accounting for royalties, which is of high priority to the Company. The International Standards Board has activities currently underway which may, or will, change the standard effective upon the Company’s adoption of IFRS, and therefore may impact the diagnostic assessment. The Company will assess any such change as a component of its development phase and update its IFRS conversion plan as appropriate. The Company continues to monitor other IFRS accounting developments. The Company will update conversion plans and public disclosures as necessary.

During the latter half of 2009, the Company began the process of a detailed review of IFRS relevant to the Company and the identification of key differences. The Company expects to complete this phase by the first half of 2010 as several standards are currently being finalized by the International Standards Board which may impact the Company.

The Company has identified several areas as those expected to have a significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, processes and other areas of our business in future MD&As as they are determined.

Some of the areas identified are:

a)              First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. We are currently analyzing the various exemptions available and are working towards implementing those most appropriate in our circumstances. Our IFRS 1 exemptions decisions will be approved by executive management and reviewed by the Audit Committee.

The most significant exemption which is being analyzed relates to the Cumulative Translation Account (“CTA”). IFRS provides for the option to reclassify all cumulative translation gains or losses in accumulated other comprehensive income to retained earnings upon the initial adoption of IFRS. The Company expects to take the election as it will simplify the conversion process (cumulative translation differences will not have to be recalculated).

Other available exemptions continue to be evaluated.

b)              Royalty Assets

The International Standards Board has activities currently underway which may, or will, change the current IFRS standard which provides for the accounting treatment of royalties. The Company will assess any such changes or amendments as a component of its development phase and update its IFRS conversion plan as appropriate.

c)              Impairment of non-current assets

Under Canadian GAAP, long-lived asset impairment testing is done using a two-step approach whereby long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment, with asset carrying amounts compared directly with the higher of fair value less costs to sell and value in use (which uses discounted cash flows.) This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis. However the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP currently prohibits reversal of impairment losses.

IFRS accounting standards, and the interpretation thereof, are constantly evolving. As a result, we expect that there may be additional new or revised standards in relation to provisions, financial instruments, fair value and consolidation prior to the issuance of our first IFRS statements. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. As noted above, the Company continues to monitor and evaluate other IFRS accounting developments and will update our conversion plan and public disclosures as necessary.

During the three months ended March 31, 2010, the Company continued its detailed review of IFRS but did not significantly progress its implementation plan. During the second and third quarter of 2010, the Company expects to finalize its detailed review, adopt accounting policies and commence its implementation phase.

Outlook

The following contains forward-looking statements about our outlook for the remainder of 2010. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

During the first quarter of 2010, average spot commodity prices that underlie the Company’s royalty interests experienced significant strengthening compared to the first quarter of 2009. Averages prices for gold, platinum, palladium and oil saw increases of 22%, 53%, 121% and 60%, respectively, when compared to average prices for the first quarter of 2009. The Company benefitted from this improvement with first quarter 2010 Royalty Revenue growing to $41.8 million, an increase of 43% over first quarter 2009 levels.

The chart below indicates the components of Royalty Revenue for the three months ended March 31, 2010 by royalty type, and highlights the sensitivity of revenues to changes in the prices of the underlying commodities.

Royalty Revenue Components

For the remainder of 2010, the Company expects to see growth in Royalty Revenue from its Palmarejo royalty as it receives a full year of the minimum royalty in 2010 compared with seven months of production in 2009. The Palmarejo royalty provides the Company with higher leverage to the gold price than net smelter returns royalties as a result of the $400 per ounce cost threshold.

Based on guidance from Barrick Gold Corporation (“Barrick”), the Company expects Royalty Revenue from the Goldstrike royalties, both the NPI and the NSR, to be lower in the first half of 2010 than what was realized in the first half of 2009 due to waste stripping activities at Goldstrike. Barrick has indicated these activities will continue through to mid 2010.

The Company records Royalty Revenue from its Gold Quarry interest on a cash basis and accrues for the minimum royalty provisions of its Gold Quarry royalty in the fourth quarter of each year. Based on current information of reserves and stockpiles, the Company expects to be paid on greater than 16,500 ounces of gold in 2010.

Royalty Revenue from Stillwater is expected to be higher in 2010 than 2009 due to the strengthening of the platinum and palladium prices during the latter part of 2009 which has continued into early 2010. Public disclosures from Stillwater indicate that Stillwater has maintained and somewhat increased production while successfully reducing mining costs which has allowed it to benefit from these higher platinum group metal prices, all following the cancellation of its fixed-price contract with General Motors.

Oil and gas Royalty Revenue is expected to grow due to the increase in the price of oil. This in conjunction with increased production levels will benefit the Company in 2010.

The Company incurs a significant portion of its expenses in Canadian dollars which will be negatively affected by the strengthening of the Canadian dollar relative to the US dollar. From its inception, the Company has been actively managing its G&A expenses in an effort to ensure its free cash flow is available for organic growth and future acquisitions. The Company will continue with this focus while aggressively and systematically evaluating acquisition opportunities and other investment areas for its capital, all with the objective of increasing NAV per share, driving greater returns for its shareholders and stake holders and maximizing shareholder value.

The Company’s financial position remains very strong with cash balances being invested in high-quality, short-term interest-bearing securities which can be easily accessible for future acquisition of additional royalty or investment interests.

Outstanding Share Data

As of May 12, 2010, there were 114,021,825 common shares outstanding. In addition, there were 2,433,168 stock options outstanding to directors, officers and employees with exercise prices ranging from C$15.20 to C$29.84 per share. The Company also has remaining reserved 70,137 common shares for issuance to former Moydow insiders upon the exercise of their outstanding Moydow options at prices ranging from C$6.99 to C$11.53 for each Franco-Nevada common share. The Company also has 11,499,999 warrants, 316,436 special warrants and 47,215 restricted stock units outstanding as at May 12, 2010. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry of June 16, 2017. The special warrants are exercisable, without any additional consideration, into 316,436 common shares following the achievement by the Palmarejo Project of certain time-based completion tests by September 15, 2010.

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first quarter of 2010, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to exposure to the US dollar in terms of revenue generated in those jurisdictions and to a lesser extent costs incurred in those jurisdictions.

Significance of Goldstrike Royalties

The Goldstrike royalties are very significant to the Company. As a result, any adverse issues associated with production or the recoverability of reserves from those portions of the Goldstrike properties over which the Company has a royalty interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2010, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design of internal controls over financial reporting were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.